MERCADOLIBRE, INC.

WTC FREE ZONE

DR. LUIS BONAVITA 1294, OF. 1733 TOWER II

MONTEVIDEO URUGUAY 11300

TEL +598 — 2927 — 2770

PEDRO ARNT

EMAIL: pedro@mercadolibre.com

August 29, 2022

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Attention:	Abe Friedman

Lyn Shenk

Washington, D.C. 20549-4561

Re:	MercadoLibre, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 23, 2022

File No. 001-33647

Dear Abe Friedman and Lyn Shenk:

MercadoLibre, Inc., a Delaware corporation (the “Company,” “MercadoLibre,” “we” or “us”), responds below to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”) filed on February 23, 2022 (File No. 001-33647), contained in your comment letter dated August 15, 2022 (the “Comment Letter”).

For convenience of reference, the Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the response of the Company.

Form 10-K for Fiscal Year Ended December 31, 2021

Note 8. Segments, page 34

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We note your response to comment 6. You state the CODM does not use information by products or services for allocating resources and assessing performance of the segment. Please tell us if discrete financial information by products or services (or business lines) is provided to the CODM. Please also tell us whether there exist any “components of an entity” (refer to ASC Master Glossary) other than the nine geographically-based operating segments you identified in your response. If so, please identify those for us.

Response: The CODM has access to financial information prepared by country and by products or services. Discrete financial information by products or services is made available to the CODM. This discrete financial information is not made available regularly, since management does not prepare a fixed set of discrete financial information for the CODM month-over-month. For example, depending on the trends in a certain period, management may elect to make available discrete financial information that is prepared ad-hoc for such period only on a certain product or service and not others, which data is not necessarily shown again, or with the same breakdown or aggregation, in subsequent periods. This information by products and services is made available to show the principal trends identified in the results of operations in each geographic segment.

There are no company-wide components of an entity other than the nine geographically-based operating segments identified in the Company’s response letter dated on July 25, 2022. The CODM does not use product/service or any other components, besides geographical, to allocate resources and assess performance.

***

If you have any questions or comments regarding the foregoing, please contact the Company’s Chief Accounting Officer, Marcelo Melamud at marcelo.melamud@mercadolibre.com. The Company looks forward to working with you on these matters.

Sincerely,

/s/ Pedro Arnt
Name:	Pedro Arnt
Title:	Chief Financial Officer

cc:	Jacobo Cohen Imach

Pedro Arnt

Marcelo Melamud

Federico Gómez Martínez

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